UBS Global Asset Management
UBS Global Asset Management (Americas) Inc.
1285 Avenue of the Americas
12th floor
New York, NY 10019-6114

Joseph J. Allessie
Deputy General Counsel
Tel: 212/882-5961
Fax: 212/882-5472

October 22, 2010

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attn:  Mr. Brion R. Thompson

Re:	The UBS Funds (the “Trust”)
File Nos. 033-47287; 811-06637

Dear Mr. Thompson:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 85/86 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 27, 2010, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Prospectus –Fund Summary (All Funds)

1.           Comment.  For those Funds that have Class B shares, in the Shareholder fees table, delete the footnote relating to the closure of Class B shares to new investors, as only disclosure required or permitted by Form N-1A may be included in the fund summary.

Response.  The footnote has been deleted.

2.           Comment.  In light of the recent letter from the SEC Staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”), in the “Principal strategies” section of the fund summary for each Fund: (i) confirm that each specific type of derivative in which a Fund may invest as a principal strategy is listed; and (ii) explain how each such derivative is used by the Fund to achieve the Fund’s investment objective and strategies.

Response.  The list of derivatives in the fund summary for each Fund is a complete list of the derivatives in which such Fund invests as a principal strategy.  The additional requested disclosure has been added.

3.           Comment.  In light of the ICI Letter, with respect to the Derivatives risk and Leverage risk associated with financial instruments disclosure under the heading “Main risks” in the fund summary, please distinguish the risks associated with each type of derivative in which a Fund invests as a principal strategy in light of how the Fund utilizes such derivative.

Response.  The disclosure has been revised as requested.

4.           Comment.  Under the heading “Tax information,” please add disclosure clarifying that tax deferred distributions may be subject to tax at a later time.

Response.  The requested addition has not been made as the Funds believe that the language requested could be misleading to a shareholder since the sentence would follow information regarding the tax consequences of dividends and distributions.  Although a shareholder in a tax-deferred arrangement is taxed at a later time when money is withdrawn from an account, the shareholder is taxed on the withdrawal as if it was income, regardless of the dividends and distributions made to the shareholder from the Fund during the life of the account.  The requested revision would imply that the shareholder would be taxed on the dividends and distributions from the Fund at a later time, which is not the case.

5.           Comment.  With respect to the parenthetical under the Average annual total returns table in the fund summary, move the disclosure from below the table to the line item next to each index in the table or, alternatively, include such disclosure in the narrative preceding the table.

Response.  The disclosure has been moved to the narrative preceding the table as requested.

6.           Comment.  For Funds that have different inception dates for each class, incorporate the footnote under the Average annual total returns table regarding the total returns for the indices for life of class of each Fund into the Average annual total returns table.

Response.  We have not made the requested revision, as the Funds believe that incorporating such information into the Average annual total returns table would significantly change the table and would make the table confusing to investors.

7.           Comment.  For those Funds for which a summary prospectus is going to be used in lieu of the statutory prospectus, please provide the legend to be used on the front cover of the summary prospectus in your response to these comments.

Response.  The following legend will be used on the summary prospectuses for those Funds that will use a summary prospectus in lieu of the statutory prospectus:

Before you invest, you may want to review the Fund’s prospectus and statement of additional information, which contain more information about the Fund and its risks. You can find the Fund’s prospectus, statement of additional information and other information about the Fund online at http://www.ubs.com/1/e/globalam/Americas/globalamus/globalamusii/mutual_fund.html. You can also get this information at no cost by calling 1-800-647 1568 or by sending an email request to Ubs@fundinsite.com. The current prospectus and statement of additional information, dated October 28, 2010 are incorporated by reference into this summary prospectus (i.e., they are legally a part of this summary prospectus).

Prospectus – UBS Dynamic Alpha Fund Summary

8.           Comment.  Include disclosure in the fund summary regarding whether the Fund adheres to any limits on credit rating or maturity with respect to its fixed income investments.

Response.  This disclosure already appears in the second paragraph under the heading “Principal strategies” and the sub-heading “Principal investments.”

Prospectus – UBS Global Frontier Fund Summary

9.           Comment.  Please confirm whether the word “Frontier” in the Fund’s name refers to “frontier markets” and, if so, please explain why the Fund does not have an 80% policy reflecting that the Fund invests 80% of its net assets in securities of frontier markets.

Response.  The word “Frontier” in the Fund’s name refers to the Fund’s strategy of reaching beyond the performance of the Advisor’s Global Securities Strategy by using leverage in the Fund’s portfolio to gain additional exposure to the Strategy.  The word “Frontier” does not refer to frontier markets.  The Fund was named before the term “frontier markets” was commonly used in the industry.

Statement of Additional Information

10.           Comment.  Please include the concentration policy in the Statement of Additional Information for the UBS U.S. Real Estate Equity Fund.

Response.  The disclosure has been added.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Joseph J. Allesie
Joseph J. Allessie
Vice President and Assistant Secretary
The UBS Funds

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